STI Group, Inc.
30950 Rancho Viejo Road, #120
San Juan Capistrano, CA 92675

April 2, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Mark B.Shuman
Branch Chief - Legal

Re:	STI Group, Inc.
Amendment number two to Form SB-2
Filed January 30, 2008
File No. 333-142911

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 22, 2008 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of STI Group, Inc. (the “Company). The answers set forth herein refer to each of the Staffs' comments by number. We are filing herewith Amendment No. 3 to the Registration Statement reflecting our responses to the Staff’s comments.

Form SB-2/A

General

1.
Please amend your filings to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Response

We have revised the Registration Statement to include updated financial statements as of December 31, 2007 and have revised our disclosures throughout the filing to reflect these updated financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 51

2.
With respect to the beneficial share ownership of Messrs. Walters and Moore, please more clearly indicate the voting and dispositive powers each of them exercises with respect to the shares held of record in the various Monarch entities. Be advised that to the extent either voting or dispositive powers for any of these shares are shared by Messrs Walters and Moore, those shares should be reported as beneficially owned by both of them. The information provided in the footnotes currently appears to focus on the economic interest in the shares as opposed to the beneficial ownership rights, determined in accordance with Rule 13d-3. Please revise as necessary.

Response

We have revised our disclosure to address the Staff’s comment.

3.	Smaller Reporting Company Regulatory Relief and Simplification adopting release

Response

Our amendment number three on the registration statement has been designated as a Form S-1/A in accordance with Release No. 33-8876.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ David Walters David Walters Chairman